Real Unveils Real Wallet: Empowering Agents with Unrivaled Financial Flexibility

Unique product offering taps into an agent's complete earnings picture to provide more financial freedom, while positioning Real at the forefront of merging fintech with real estate

TORONTO & NEW YORK - Oct. 22, 2024 - The Real Brokerage Inc. (NASDAQ: REAX), a technology platform reshaping real estate for agents, home buyers and sellers, today launched Real Wallet, a financial platform designed to provide agents with exceptional flexibility and control in managing their finances. Unveiled at RISE 2024, Real's annual agent conference in Las Vegas, Real Wallet integrates earnings, revenue share and equity into one seamless platform.

Real Wallet enables agents to access their earnings faster by eliminating delays caused by legacy brokerage and banking systems, while offering real-time insights into their professional net worth.

"At Real we're not just a real estate company-we are a technology platform designed to empower agents to grow their businesses," said Tamir Poleg, Real's Chairman and CEO. "Real Wallet is designed specifically for agents of the future, addressing a critical need by helping them better manage their finances and reinvest in their businesses. By merging fintech with real estate, we give agents the autonomy and flexibility needed to control their financial futures."

At launch, Real Wallet will be available to select agents in the U.S. and Canada. U.S. agents can sign up for a business checking account with Thread Bank, Member FDIC, including a Real-branded debit card. Canadian agents will have access to a credit line based on their earnings history with Real. Future phases of Real Wallet aim to unify these features into a comprehensive financial solution for all business banking needs. Banking services in the U.S. are provided by Thread Bank, Member FDIC. The credit line available to Real agents in Canada will be provided directly by Real.

"We see AI as a transformative force driving the future of real estate," said Pritesh Damani, Chief Technology Officer of Real. "Real Wallet represents a key step forward by integrating AI-powered insights with fintech tools, enabling agents to make more informed and efficient decisions. By harnessing the power of data and AI, we'll soon provide agents with real-time analytics, personalized financial forecasting and tools for tax and retirement planning all designed to help them strategically grow their business and maximize their earnings potential."

With Real Wallet, eligible agents step into a new era of financial autonomy, with the power to:

● Access earnings faster-eliminating delays from legacy brokerage and banking systems

● Gain real-time insights into their professional net worth

● Take full control of their business growth with enhanced financial freedom

Looking ahead, it is expected that Real Wallet users will have the opportunity to earn promotional rewards points redeemable toward reduced brokerage and transaction fees, further enhancing their financial flexibility. Future integrations with Apple Pay and Google Pay will also help agents use Real Wallet in everyday transactions.

The Real Brokerage is a real estate technology company and is not a bank. Banking services provided by Thread Bank, Member FDIC. The Real Wallet Visa debit card is issued by Thread Bank, Member FDIC, pursuant to a license from Visa U.S.A. Inc. and may be used anywhere Visa cards are accepted.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 22,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's Real Wallet, including its features and its availability to agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, Real's inability to successfully launch Real Wallet, termination of banking relationships or failure of bank or technology partners to perform services for Real Wallet, slowdowns in real estate markets, economic and industry downturns, Real's ability to attract new agents and retain current agents and those risk factors discussed under the heading "Risk Factors'' in the Company's Annual Information Form dated March 14, 2024, a copy of which is available under the Company's SEDAR+ profile at www.sedarplus.ca. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221